UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

 _____________________________________________________________________________________________________
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):		September 28, 2018

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of registrant as specified in its charter)

Ontario, Canada	001-15204	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45 St. Clair Ave. West, Suite 400, Toronto, Ontario, Canada M4V 1K9
(Address of principal executive offices)		(Zip code)

(416) 848 - 1171
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

X Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
X Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter):

Emerging growth company       []

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     [ ]

Item 8.01.     Other Events.
On September 28, 2018, Kingsway Financial Services Inc. (the “Company”) issued a press release announcing that it has filed a registration statement with the U.S. Securities and Exchange Commission relating to a proposed change in the Company’s jurisdiction of incorporation by the Company from Ontario to Delaware.
A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K, which is incorporated herein by reference thereto.
(d) Exhibits

99.1	Kingsway Financial Services Inc. press release, dated September 28, 2018

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

By:	/s/ William A. Hickey, Jr.
Name:	William A. Hickey, Jr.
Title:	Executive Vice President and Chief Financial Officer
Date: September 28, 2018

EXHIBIT INDEX

Exhibit Number	Description

99.1	Kingsway Financial Services Inc. press release, dated September 28, 2018